Asia Entertainment & Resources Ltd. Announces First Quarter 2012 Financial Results

Hong Kong, China – May 10, 2012 – Asia Entertainment & Resources Ltd. ("AERL" or the "Company") (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced unaudited and unreviewed financial results for the three months ended March 31, 2012. All currency amounts are stated in United States dollars.

•	Rolling Chip Turnover for the three months ended March 31, 2012 in the Company’s VIP gaming rooms was $5.4 billion, up 32% year-over-year, compared to $4.1 billion in the same period of 2011.

•	Net income, which includes a charge of $1.8 million for the change in fair value of contingent consideration related to the acquisition of King's Gaming, grew 19% to $15.3 million, or $0.36 per share (fully diluted) in the first quarter of 2012 from $12.9 million, or $0.37 per share (fully diluted) in the same period of 2011.

•	Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming was $18.4 million, or $0.43 per share (fully diluted) for the three months ended March 31, 2012, an 11% increase as compared to income of $16.5 million or $0.48 per share (fully diluted) for the three months ended March 31, 2011.

The increase in net income and Non-GAAP income in the period was due primarily to higher revenue generated from increased Rolling Chip Turnover, organic growth, the reinvestment of accumulated earnings, increased lines of credit from the casino license holders, increased shareholder loans for additional cage capital and the opening of the VIP gaming room at the Galaxy Macau™ in May 2011.

Mr. Man Pou Lam (Mr. Lam), Chairman of AERL, stated, "We are pleased with our first quarter 2012 performance, which resulted from our ability to increase Rolling Chip Turnover for our VIP gaming rooms and the addition of a VIP room at the Galaxy Macau™. In the first quarter of 2012, AERL generated 31% year-over-year revenue growth, exceeding overall gross gaming revenue growth in Macau of 27% and growth in overall Macau VIP Baccarat of 24%, according to the Macau Gaming Inspection and Coordination Bureau. We continue to expect additional Rolling Chip Turnover and revenue growth in 2012."

Outlook for 2012

For the first three months of 2012, AERL's monthly average Rolling Chip Turnover was $1.8 billion. The Company's Rolling Chip Turnover year-to-date through March 31, 2012 in Macau was $5.4 billion, an increase of 32% year-over-year, compared to $4.1 billion for the first three months of 2011.

Mr. Lam further stated, "We are continuing to forecast double-digit growth in Rolling Chip Turnover for 2012. For the first three months of 2012, our Rolling Chip Turnover growth of 32% exceeded our original guidance of 25% growth. We are maintaining our average monthly Rolling Chip Turnover guidance for our three existing VIP rooms in Macau of $2.08 billion per month (subject to monthly fluctuations), which equates to a total of approximately $24.96 billion for full year 2012, up from $19.93 billion in 2011."

"We believe that for remainder of 2012, all of our revenue will continue to be generated on a fixed commission basis of Rolling Chip Turnover. We remain committed to our Non-GAAP income guidance for the year ended December 31, 2012 of $88 million to $95 million based on the current and expected performance of our existing three VIP gaming rooms in Macau," concluded Chairman Lam.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results on Friday, May 11 at 10:00AM EDT/10:00PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-487-0360 (United States/Canada)

10-800-712-0046 (North China)

10-800-120-0046 (South China)

800-968-103 (Hong Kong)

800-120-3236 (Singapore)

0800-404-7656 (United Kingdom)

1-719-325-2108 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 8348552.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips" and winning bets are paid out by casinos in so-called "cash" chips. "Non-negotiable chips" are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips" purchased by each player. VIP room gaming promoters therefore require the players to "roll," from time to time, their "cash chips" into "non-negotiable" chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover"). Through the promoters, "non-negotiable chips" can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A. Another VIP gaming room is located in the all new Galaxy Resort Macau in Cotai, which is operated by Galaxy Casino, S.A. The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL's VIP room gaming promoters' VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL's VIP room gaming promoters' gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms' actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F filed on March 16, 2012, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

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ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited and Unreviewed)

	For the	For the
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Revenue from VIP Gaming Operations	$67,318,111	$51,253,219

Expenses

- Commission to Agents	43,528,142	31,030,955

- Selling, General and Administrative Expenses	4,843,815	3,292,285

- Special Rolling Tax	538,413	407,540

- Amortization of Intangible Assets	1,268,516	1,264,069

Total Expenses	50,178,886	35,994,849

Operating income before change in fair value of contingent consideration	17,139,225	15,258,370
Change in Fair Value of Contingent Consideration for the Acquisition of King's Gaming	(1,810,921)	(2,371,970)

Net Income	15,328,304	12,886,400

Comprehensive Income (Loss)
Foreign Currency

- Translation Adjustment	324,841	(95,149)
Total Comprehensive Income	$15,653,145	$12,791,251

Net Income Per Share
Basic	$0.36	$0.37
Diluted	$0.36	$0.37
Weighted Average Shares Outstanding
Basic	42,477,465	34,614,025
Diluted	42,649,079	35,270,917

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ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited and Unreviewed)

	March 31, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$14,848,738	$16,718,565
Accounts Receivable, Net	1,355,694	1,240,142
Markers Receivable	271,233,918	240,131,089
Prepaid Expenses and Other Assets	208,823	292,559
Total Current Assets	287,647,173	258,382,355

Intangible Assets (net of accumulated amortization of $7,182,623 and $5,902,419 at March 31, 2012 and December 31, 2011, respectively)	53,831,548	54,983,937
Goodwill	15,023,481	14,992,009
Property and Equipment (net of accumulated depreciation of $4,413 and $1,101 at March 31, 2012 and December 31, 2011, respectively)	23,601	26,855
Other Assets	21,553	22,158
TOTAL ASSETS	$356,547,356	$328,407,314

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$63,367,710	$46,270,563
Accrued Expenses	16,498,539	16,157,439
Declared Dividend Payable	7,530,926	-
Payable-King's Gaming Acquisition, current portion	15,544,122	12,057,600
Loan Payable, Shareholders, current	4,802,784	2,641,619
Total Current Liabilities	107,744,081	77,127,221

Loan Payable, Shareholders	60,000,000	60,000,000
Long-term Payable-King's Gaming Acquisition, net of current portion	21,891,010	32,492,985
Total Liabilities	189,635,091	169,620,206

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 38,804,064 at March 31, 2012 and at December 31, 2011	3,881	3,881
Additional Paid-in Capital	52,581,098	52,581,098
Retained Earnings	114,108,613	106,308,297
Accumulated Comprehensive (Loss)	218,673	(106,168)
Total Shareholders' Equity	166,912,265	158,787,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$356,547,356	$328,407,314

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Cash Flow Information

For the Three Months Ended March 31,

(Unaudited and Unreviewed)

	2012	2011
Net cash provided by operating activities	$4,707,617	$5,669,530
Net cash (used in) investing activities	$(9,000,000)	$-
Net cash provided by financing activities	$2,162,371	$103,147
Net (decrease) increase in cash and cash equivalents	$(2,130,012)	$5,772,677

•	Condensed from unaudited and unreviewed financial statements

Non-GAAP Financial Measure

Our calculation of non-GAAP income (net income including pre-acquisition profit before amortization of intangible assets and the change in fair value of contingent consideration) and Non-GAAP earnings per share for the three months ended March 31, 2012 and 2011, differs from earnings per share based on net income because it does not include amortization of intangible assets and the change in fair value of contingent consideration. We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period. Notwithstanding the foregoing, however, Non-GAAP income and earnings per share should not be considered an alternative to, or more meaningful than, net income and earnings per share as determined in accordance with GAAP. The following is a reconciliation of our unaudited and unreviewed net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended March 31, 2012	For the Three Months Ended March 31, 2011

GAAP Net Income	$15,328,304	$12,886,400

Impact of amortization of intangible assets	1,268,516	1,264,069

Impact of change in fair value of contingent consideration	1,810,921	2,371,970

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$18,407,741	$16,522,439

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	For the Three Months Ended March 31, 2012		For the Three Months Ended March 31, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

GAAP Earnings per share attributable to ordinary shareholders	$0.36	$0.36	$0.37	$0.37

Impact of amortization of intangible assets	0.03	0.03	0.04	0.04

Impact of the change in fair value of contingent consideration	0.04	0.04	0.07	0.07

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.43	$0.43	$0.48	$0.48

Asia Entertainment & Resources Ltd.

James Preissler, +1 646 450 8808
preissj@aerlf.com

or

William Schmitt, ICR
203-682-8294
william.schmitt@icrinc.com

Source: Asia Entertainment & Resources Ltd.

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